UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                          Michael K. Schroering
                    2650 Eastpoint Parkway, Suite 280
                         Louisville, KY  40223
                             502-253-4000
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           August 21, 2012
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.


1.	 Names of Reporting Persons:

         Michael K. Schroering

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     199,334

8.       SHARED VOTING POWER   15,842,410

9.       SOLE DISPOSITIVE POWER  199,334

10.      SHARED DISPOSITIVE POWER    15,842,410

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,041,744

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  73%

14.	 TYPE OF REPORTING PERSON        IN

CUSIP No.



1.	 Names of Reporting Persons:

         LEED HR, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Kentucky Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER    0

8.       SHARED VOTING POWER   15,842,410

9.       SOLE DISPOSITIVE POWER    0

10.      SHARED DISPOSITIVE POWER    15,842,410

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,842,410

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   72%

14.	 TYPE OF REPORTING PERSON        OO

This Schedule 13D reports the acquisition by LEED HR, LLC of an aggregate of 15,657,410 GEE shares, or 72% of GEE's outstanding shares. The purchases include 3,357,410 shares from Big Red Investments Partnership LTD on August 16, 2012; 9,325,281 shares from Trinity HR Services, LLC on August 21, 2012, and 2,974,719 shares from Trinity HR Services, LLC on August 21, 2012.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share, of General Employment Enterprises, Inc. GEE's principal executive offices are located at One Tower Lane, Suite 2200, Oakbrook Il 60181.

Item 2.	Identity and background.

LEED HR, LLC is a Kentucky limited liability company. Schroering is a U.S. citizen. The address for each is 2650 Eastpoint Parkway, Suite 280, Louisville, KY 40223. Schroering's principal occupation is owner and President of The Schroering Company, a real estate services company located in Louisville, Kentucky specializing in leasing, consulting and sales. He is a past president of the Indiana/Kentucky Society of
Industrial  and  Office  Realtors  (SIOR), a member of  the  Society of
Industrial and Office Realtors and a Certified Commercial Investment Member (CCIM). Michael received a B.A. in Business Administration in Finance and Management from Loyola University. He also attended the Louis D. Brandeis School of Law at the University of Louisville before commencing his business career. Schroering formed LEED to purchase and hold the GEE shares purchased in the transactions described below.

Schroering has not been a party to a criminal or civil proceeding required to be disclosed herein.

Item 3.	Source and amount of funds or other consideration.

The purchase price for the Big Red shares was $610,000, payable $220,000 at closing and the balance upon effective transfer of the shares. The down payment was funded by (i) $70,000 of Schroering's personal funds, and (ii) $150,000 borrowed from Michael Boone, a resident of Kentucky. The Boone loan matures in three months and bears interest at six percent. It is anticipated that the $390,000 balance will be funded by personal or borrowed funds, or some combination thereof.

LEED paid the aggregate $50,000 down payments as to the Trinity shares with personal funds of Schroering (this involved a release of indebtedness). It is anticipated that the $950,000 payment due on October 6, 2012 will be comprised of personal funds of Schroering, borrowed funds, or a combination thereof.

Item 4.	Purpose of transaction.

LEED effected the purchases for investment. LEED anticipates causing Schroering to be added to the Board of Directors and ultimately causing additional changes to the Board, including increasing the number of members of the Board. LEED anticipates facilitating the growth of GEE's gross revenues to at least $80,000,000 within the next year through acquisitions and internal growth focused on the staffing business.

Item 5.  Interest in Securities of the Issuer.

(a) LEED beneficially owns 15,842,410 shares of GEE common stock, which amounts to 73 % of GEE's outstanding common stock. Schroering beneficially owns 16,041,744 GEE shares, or 72% of GEE's outstanding shares.

(b) LEED and Schroering, Leed's sole owner and manager, share voting and divestment powers with respect to the LEED shares.

(c) LEED purchased 3,357,410 shares from Big Red Investments Partnership LTD on August 16, 2012 at a price of approximately $.18 per share; 9,325,281 shares from Trinity HR Services, LLC on August 21, 2012 at a price of approximately $.24 per share, and 2,974,719 shares from Trinity HR, LLC on August 21, 2012 at a price of approximately $.24 per share.

(d) Under their respective purchase agreements with LEED, Trinity HR and Trinity HR Services may receive additional purchase price payments equal to 40% of the excess of LEED's net profits with respect to the LEED shares (i.e. sales proceeds on dispositions and dividends) after LEED receives an aggregate of $6,150,000 with respect to the LEED shares. The ultimate recipients of such proceeds would be Trinity HR's and Trinity HR Services' owners, Brandon Simmons and Tiffany Simmons. LEED understands Trinity HR Services is entering into an agreement with Derby Capital, LLC which will yield Derby a portion of the additional purchase price payments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	See 5(d) above.

Item 7.  Materials to be filed as Exhibits.

7.1	Big Red Stock Purchase Agreement

7.2	Boone Note

7.3	Trinity HR Services Stock Purchase Agreement

7.4	Trinity HR Services Note

7.5	Trinity HR Stock Purchase Agreement

7.6	Trinity HR Note

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 2012

LEED HR, LLC


By: /s/ Michael K. Schroering
    --------------------------------
      Michael K. Schroering, Manager

    /s/ Michael K. Schroering
    --------------------------------
      Michael K. Schroering, individually

EXHIBIT 7.1


                        STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made as of August 15, 2012, by and between LEED HR, LLC, a Kentucky limited liability ("Buyer"), and BIG RED INVESTMENTS PARTNERSHIP LTD. ("Seller").

                               ARTICLE 1.
                            SALE OF SHARES

1.1 Shares. Seller hereby agrees to sell a total of 3,357,410 shares of common stock, without par value (the "Shares"), of General
Employment Enterprises, Inc., an Illinois corporation ("GEE"), to Buyer, and Buyer agrees to purchase the Shares from Seller, free and clear of all Encumbrances (as defined below) on the Shares.

1.2    Price.    The   purchase   price   shall   be   $610,000    (the
"Purchase Price").

1.3 Closing. The consummation of the purchase and sale contemplated hereby (the "Closing") shall be effected not later than August 15, 2012 (the "Closing Date"). The Closing shall be effected by Buyer delivering the Purchase Price to Seller and Seller delivering to Buyer certificates representing the Shares, duly endorsed in blank for transfer to Buyer or its assignee. If the Closing has not been effected by August 15, 2012, the Shares certificates shall be returned to Seller and the Purchase Price to Buyer.

                                 ARTICLE 2.
                 REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows:

    2.1  Authority; No Conflict or Default.

    (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on behalf of Seller. This Agreement has been duly executed and delivered by Seller.

    (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Seller or any agreement or contract as to which Seller is a party, or (B) any resolution adopted by the members of Seller; or (ii) contravene, conflict with, or result in a violation of, or give any natural person, partnership, limited liability company, corporation, joint venture, trust, association or any other entity, domestic or foreign ("Person"), including any foreign, federal, state, local or other governmental, statutory or administrative authority or regulatory body, self-regulatory organization or any court, tribunal or judicial or arbitral body ("Governmental Body"), the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Seller may be subject.

    2.2	  Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

    2.3 Title to Shares. The delivery to Buyer of the Shares as contemplated in this Agreement will transfer to Buyer valid title thereto, free and clear of all Encumbrances. The voting, transfer and other rights relating to the Shares are not subject to the terms of any agreements entered into by Seller or any prior holder of the Shares. The Shares are owned of record and beneficially by Seller, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing Shares. For purposes hereof "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or similar encumbrance or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (other than restrictions under applicable federal and state securities laws or contained in GEE's organizational and other governing documents).

    2.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Seller's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby.

    2.5 Financial Advisors. Except as set forth on Schedule 2.5 hereto, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof except for the obligations of Seller set forth on the attached distribution letter.

                               ARTICLE 3.
                 REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

    3.1 Organization and Good Standing. Buyer is a limited liability company, validly existing and in good standing under the laws of Kentucky.

    3.2   Authority; No Conflict.

    (a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer.

    (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Buyer or any agreement or contract as to which Buyer is a party, or (B) any resolution adopted by the members of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Buyer may be subject.

    3.3 Required Consents. Buyer is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Exchange Act.

    3.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Buyer's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

    3.5 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")), thereof. Buyer understands that the Shares have not been registered under the Securities Act or State securities laws and cannot be sold unless subsequently registered under the Securities Act and/or State securities laws or an exemption from such registration is available.

    3.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

    3.7 Financial Capability. Buyer has, and at the Closing will have, sufficient internal funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

    3.8 Solvency. Immediately after giving effect to the acquisition of the Shares contemplated by this Agreement: (i) the fair saleable value of the assets of Buyer will be greater than the total amount of its liabilities; (ii) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and
(iii) Buyer will have adequate capital to carry on its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer.

    3.9 Own Investigation. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and business of GEE and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation (and not on Seller, except as provided in Article 2).

    3.10 Nature of Buyer. Buyer (a) is an "accredited investor" within the meaning of Rule 501(a) as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                              ARTICLE 4.
                         GENERAL PROVISIONS

    4.1 Binding Agreement; Assignment. This Agreement and the rights of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party.

    4.2 Entire Agreement; Amendment. This Agreement constitutes the entire Agreement and understanding between the parties hereto and supersedes and revokes any prior agreement or understanding relating to the subject matter of this Agreement. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon the other party unless reduced to writing and signed by the party against whom such change, amendment, termination or waiver is sought to be enforced.

    4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

    4.4	  Expenses.  The  parties  hereto  will  each  pay  their   own
attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

    4.5 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

    4.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns, any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement.

    IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
   ------------------------------
Title: Manager



SELLER:
BIG RED INVESTMENTS PARTNERSHIP, LTD.


BY:
   ------------------------------
TITLE:
       --------------------------

Schedule 2.5

                        Financial Advisors, Etc.

[TO COME]

                              AMENDMENT TO
                        STOCK PURCHASE AGREEMENT

The Stock Purchase Agreement between LEED HR, LLC, a Kentucky limited liability company ("Buyer") and Big Red Investments Partnership Ltd. ("Seller") dated as of August 15, 2012 is hereby amended as follows:
The Purchase Price shall be paid $220,000 at Closing and the balance promptly after receipt by Buyer or its agent of a stock certificate from GEE's transfer agent evidencing the Shares having been registered in Buyer's name.

As of August 16, 2012

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
    --------------------------
Title: Manager


SELLER:
BIG RED INVESTMENTS PARTNERSHIP, LTD.


BY:
    --------------------------
TITLE:
       -----------------------

EXHIBIT 7.2

PROMISSORY NOTE

Borrower:	   Michael Schroering
                   2650 Eastpoint Parkway, Suite 280
                   Louisville, KY 40223
                   ###-##-####

Lender:            Michael Boone
                   1302 Clear Springs Trace
                   Louisville, KY 40223


Principal Amount:  $150,000.00

Interest:          $15,000.00

Maturity Date: 	   90 Days

Date of Note:      August 8, 2012


PROMISE  TO  PAY.   I  MICHAEL  SCHROERING  ("Borrower")  jointly   and
severally promise to pay MICHAEL BOONE ("Lender"), or order, in lawfully money of the United States of America, the principal amount of $150,000.00 together with interest of $15,000.00 on the unpaid principal balance from August 8, 2012 until paid in full.

PAYMENT. I will pay this loan in one payment of $165,000.00 on November 15, 2012. This payment due on November 15, 2012 will be for all principal and all accrued interest. I will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

PREPAYMENT; MINIMUM INTEREST CHARGE. I agree that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be refunded to me upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In any event, even upon full prepayment of this Note, I understand that Lender is entitled to a minimum interest charge of $10.00. Other than my obligation to pay any minimum interest charge, I may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve me of my obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. I agree not to send Lender payments marked "paid in full", "without recourse", or similar language. If I sent such a payment, Lender may accept it without losing any of Lender's rights under this Note, and I will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to:
1302 Clear Springs Trace, Louisville, KY 40223.

LATE CHARGE.   If a  payment is 10 days or more late, I will be charged
5.00% of the regularly scheduled payment or $25.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted by applicable law, increase the interest rate on this Note 5.000 percentage points. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. I will be in default under this Note if any of the following happen:

Payment Default.  I fail to make any payment  when due under this Note.

Break Other Promises. I break any promise made to Lender or fail to perform promptly at the time and strictly in the manner provided in this Note or in any agreement related to this Note, or in any other agreement or loan I have with Lender.

False Statements. Any representation or statement made or furnished to Lender by me or on my behalf under this Note or the related documents is false or misleading in any material respect, either nor or at the time made or furnished.

Death or Insolvency. Any Borrower dies or becomes insolvent; a receiver is appointed for any part of my property; I make an assignment for the benefit of creditors; or any proceeding is commenced either by me or against me under any bankruptcy or insolvency laws. Any creditor or governmental agency tries to take any of the property or any other of my property in which Lender has a lien. This includes taking of, garnishing of or levying on my accounts with Lender. However, if I dispute in good faith whether the claim on which the taking of the property is based is valid or reasonable, and if I give Lender written notice of the claim and furnish Lender with monies or a surety bond satisfactory to Lender to satisfy the claim, then this default provision will not apply.

Defective Collateralization. This Note or any of the related documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Collateral Damage or Loss.   Any collateral securing this Note is lost,
stolen, substantially damaged or destroyed and the loss, theft, substantial damage or destruction is not covered by insurance.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness. In the event of a death, lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Insecurity.  Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment or failure to satisfy Lender's requirement in the Insufficient Market Value of Securities section, is curable and if I have not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if I, after receiving written notice from Lender demanding cure of such default: (1) cure the default within fifteen
(15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiate steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then I will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect the loan if I do not pay. I will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, I also will pay any court costs, in addition to all other sums provided by law.

GOVERNING LAW. This Note will be governed by and interpreted in accordance with federal law and the laws of the Commonwealth of Kentucky. This Note has been accepted by Lender in the Commonwealth of Kentucky.

CHOICE OF VENUE.   If there is a lawsuit, I agree upon Lender's request
to submit to the jurisdiction of the courts of Jefferson County, Commonwealth of Kentucky.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon me, and upon my heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and Lender's successors and assigns.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. I and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several. This means that the words "I", "me", and "my" mean each and all of the persons signing below.

PRIOR TO SIGNING THIS NOTE, ALL PARTIES INVOLVED HAVE READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. I, AND EACH OF US, AGREE TO THE TERMS OF THE NOTE.


BORROWER:


/s/ Michael Schroering
------------------------
MICHAEL SCHROERING

2650 Eastpoint Parkway, Suite 280
Louisville, KY 40223
###-##-####

EXHIBIT 7.3

                            STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made as of August 21, 2012, by and between LEED HR, LLC, a Kentucky limited liability ("Buyer"), and Trinity HR Services, LLC, a Delaware limited liability company ("Seller").

                                   ARTICLE 1.
                                 SALE OF SHARES

1.1 Shares. Seller hereby sells a total of 9,325,281 shares (the "Shares") of common stock, without par value ("GEE shares"), of General Employment Enterprises, Inc., an Illinois corporation ("GEE"), to Buyer, and Buyer hereby purchases the Shares from Seller.

1.2 Price, Payment. The purchase price is $2,274,000 (the "Purchase Price"). The Purchase Price is payable (i) $37,900 in cash at closing, (ii) $721,000 not later than 45 days after the date hereof, and (iii) the balance by delivery of a Promissory Note in the form delivered herewith. As additional Purchase Price, Buyer shall promptly pay Seller 40% of any Net Share Proceeds (defined below) in excess of $4,662,641 within thirty days of receipt.

      If after the third anniversary date hereof the Market Price (as defined below) for GEE shares exceeds $.50 (the "Target Price") (such difference being the "Target Price Excess Amount"), Seller may request in writing (a "Bonus "Request") that one fifth of the HR Remaining Shares be deemed to be sold (a "Deemed Sale") in which event, an amount (the "Bonus Amount") equal to the product of 40% of the Target Price Excess Amount multiplied by the number of Services Remaining Shares deemed to be sold shall constitute Services Sales Proceeds. Seller may make no more than one Bonus Request every six months, provided that Seller may make Bonus Requests in amounts equal to one-fourth, one third, one-half and finally the remaining balance of the Remaining Services Shares as to each Bonus Request after the initial Bonus Request.

For purposes of this Section 1.2:

      "Excluded Sales" shall mean Buyer sales of GEE shares at a price lower than the Target Price, provided that any such sale shall not be deemed an Excluded Sale to the extent after giving effect to such sale the total Remaining Services Shares and total Remaining HR Shares would exceed the total number of GEE shares owned by Buyer after such sale.

      "Services Distributions" mean each dividend or distribution made by GEE with respect to a GEE share after the date hereof, multiplied by the number of Remaining Services Shares immediately prior to the record date for such dividend or distribution.

      "Services Sale Proceeds" means the aggregate net proceeds received by Buyer from the first 2,974,719 Services Shares (as defined below) either sold by Buyer or been subject of a Deemed Sale by Buyer, other than Excluded Sales (as defined above).

      "Services Shares" shall mean GEE shares sold by Buyer that are identified by Buyer as such in writing in a notice delivered by Buyer to Seller within 10 days of such sale. If no notice is delivered by Buyer within such period, the number of Services Shares sold in such sale shall equal the number of GEE shares sold in such sale, multiplied by a fraction, the numerator of which is the number of Remaining Services Shares immediately prior to such sale and the denominator of which is the combined number of Remaining Services Shares and remaining HR Shares immediately prior to such sale.

      "Market Price" shall mean the average closing sale price for GEE shares on the principal trading market for GEE shares for the 20 trading days immediately prior to the Bonus Demand.

      "Net Share Proceeds" shall mean the sum of (a) all Services Sale Proceeds (as defined above) and (b) all Services Distributions (as defined above).

      "Remaining HR Shares" has the meaning set forth in that certain Stock Purchase Agreement of even date herewith by and between the Seller and Trinity HR, LLC.

      "Remaining  Services  Shares"   at   the  date  of  determination  means
9,325,281 minus the number of Services Shares sold or which have been subject of a Deemed Sale by the Buyer prior to such date.

      For purposes of this Section 1.2, GEE shares held by an affiliate of Buyer shall be deemed to be held by Buyer if Buyer and Seller amend this Agreement to provide that such GEE shares shall be subject hereto.

      The Target Price and shares numbers herein shall be appropriately adjusted in the event of any stock split, reverse stock split, dividend of GEE shares, or similar stock event after the date hereof.

      Buyer shall expend commercially reasonable efforts to maximize its net profits with respect to sales of GEE shares, provided Buyer shall not be liable to Seller with respect hereto other than as to sales which evidence bad faith on the part of Buyer or a breach of Buyer's duty of good faith and fair dealing.

                                   ARTICLE 2.
                    REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that, other than as previously disclosed in writing to Buyer:

      2.1   Authority; No Conflict or Default.

      (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on behalf of Seller. This Agreement has been duly executed and delivered by Seller.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Seller, or (B) any resolution adopted by the members of Seller; or (ii) contravene, conflict with, or result in a violation of, or give any natural person, partnership, limited liability company, corporation, joint venture, trust, association or any other entity, domestic or foreign ("Person"), including any foreign, federal, state, local or other governmental, statutory or administrative authority or regulatory body, self-regulatory organization or any court, tribunal or judicial or arbitral body ("Governmental Body"), the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Seller may be subject.

      2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

      2.3 Title to Shares. The delivery to Buyer of the Shares as contemplated in this Agreement will transfer to Buyer valid title thereto, free and clear of all Encumbrances. The Shares are owned of record and beneficially by Seller, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing Shares. For purposes hereof "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or similar encumbrance or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (other than restrictions under applicable federal and state securities laws or contained in GEE's organizational and other governing documents).

      2.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Seller's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby.

      2.5. Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

                                    ARTICLE 3.
                      REPRESENTATIONS AND WARRANTIES OF BUYER

      As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

      3.1   Organization  and  Good  Standing.    Buyer is a limited liability
company, validly existing and in good standing under the laws of Kentucky.

      3.2   Authority; No Conflict.

      (a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Buyer, or (B) any resolution adopted by the members of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Buyer may be subject.

      3.3 Required Consents. Buyer is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Exchange Act.

      3.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Buyer's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

      3.5 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")), thereof. Buyer understands that the Shares have not been registered under the Securities Act or State securities laws and cannot be sold unless subsequently registered under the Securities Act and/or State securities laws or an exemption from such registration is available.

      3.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

      3.7 Financial Capability. Buyer has, and at the Closing will have, sufficient internal funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

      3.8 Solvency. Immediately after giving effect to the acquisition of the Shares contemplated by this Agreement: (i) the fair saleable value of the assets of Buyer will be greater than the total amount of its liabilities; (ii) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and (iii) Buyer will have adequate capital to carry on its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer.

      3.9 Own Investigation. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and business of GEE and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation (and not on Seller, except as provided in Article 2).

      3.10 Nature of Buyer. Buyer (a) is an "accredited investor" within the meaning of Rule 501(a) as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                                    ARTICLE 4.
                                GENERAL PROVISIONS

      4.1 Binding Agreement; Assignment. This Agreement and the rights of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party.

      4.2 Entire Agreement; Amendment. This Agreement constitutes the entire Agreement and understanding between the parties hereto and supersedes and revokes any prior agreement or understanding relating to the subject matter of this Agreement. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon the other party unless reduced to writing and signed by the party against whom such change, amendment, termination or waiver is sought to be enforced.

      4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

      4.4 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

      4.5 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

      4.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns, any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement.

      IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
    --------------------------------
Title: Manager


SELLER:
TRINITY HR SERVICES, LLC


BY: /s/ Brandon Simmons
    --------------------------------
TITLE: Manager

EXHIBIT 7.4


                                PROMISSORY NOTE

$1,515,100	                                               August 21, 2012

This Promissory Note is made by LEED HR, LLC, a Kentucky limited liability company (the "Maker") for the benefit of Trinity HR Services, LLC, a Delaware limited liability company ("Holder").

      1.   PAYMENT.

      Maker hereby promises to pay to Holder, or assigns, $1,515,100, plus interest accrued at an annual rate of one percent (1%), not later than January 21, 2014 (the "Maturity Date"). Maker shall make monthly payments of accrued interest on the 3rd day of each month. The Maturity Date shall be accelerated if Maker either (i) sells a number of shares of common stock of General Employment Enterprises, Inc. ("GEE Shares") in a transaction or series of related transactions which yields it net proceeds of more than 150% of the balance due on this Note, or (ii) exchanges his GEE Shares in connection with a merger of GEE with or into another company and in connection therewith it receives publicly traded shares, and Maker (with its affiliates) no longer enjoys the power to elect a majority of the members of the Board of Directors of GEE or the surviving company. In addition, Maker shall pay to Holder one-half of the net proceeds of any sales of GEE Shares he makes yielding aggregate proceeds to Maker in excess of $250,000 in any twelve-month period.

      Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

      No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

      Maker shall have the right to prepay this note without penalty or charge of any kind.

      2.   DEFAULT.

      (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

           (i) Maker shall fail to pay the principal or interest of this Note within 10 days of such becoming due;

           (ii)   Maker   shall   materially   breach  any  term,   provision,
representation, warranty, or covenant under this Note and fail to cure such default within 30 days (unless such default in incurable);

           (iii) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

           (iv) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

           (v) Maker shall own a number of GEE shares.such that the fair value of such shares is less than 150% of the amount payable under this Note ("fair value" meaning the higher of the value of Maker's GEE shares based upon (i) the average closing price of GEE shares for the prior twenty trading days, or (ii) the reasonably anticipated price GEE would sell for in a sale of the entire company between a willing buyer and a willing seller;

           (vi) Maker shall grant to any other person rights to dividends or other distributions with respect to any GEE shares; or

           (vii) Maker's liabilities, including the liabilities hereunder, hereby, shall exceed Maker's assets, and Holder shall not have consented to such Event of Default (provided Holder shall not unreasonably without its consent to the action described in clause (v) above), then, and in any such event, Holder, at its option and with written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum interest rate permitted by applicable law.

      Maker shall give Holder prompt written notice of any Event of Default, or set of circumstances which may reasonably be anticipated to result in an Event of Default.

      (b) No course of dealing or delay on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

      (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

      (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

      3.   Governing Law.   This  Note  shall  be governed by and construed in
accordance with the domestic laws of the Commonwealth of Kentucky.

      4. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

      5. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      6. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

      IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

LEED HR, LLC


BY: /s/ Michael Schroering
    ----------------------------------
      Michael Schroering, Manager

EXHIBIT 7.5

                          STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made as of August 21, 2012, by and between LEED HR, LLC, a Kentucky limited liability ("Buyer"), and Trinity HR, LLC, a Kentucky limited liability company ("Seller").

                                ARTICLE 1.
                              SALE OF SHARES

      1.1 Shares. Seller hereby sells a total of 2,974,719 shares (the "Shares") of common stock, without par value ("GEE shares"), of General Employment Enterprises, Inc., an Illinois corporation ("GEE"), to Buyer, and Buyer hereby purchases the Shares from Seller.

      1.2 Price, Payment. The purchase price is $726,000 (the "Purchase Price"). The Purchase Price is payable (i) $12,100 in cash at closing, (ii) $229,000 not later than 45 days after the date hereof, and (iii) the balance by delivery of a Promissory Note in the form delivered herewith. As additional Purchase Price, Buyer shall promptly pay Seller 40% of any Net Share Proceeds (defined below) in excess of $1,487,359.50 within thirty days of receipt.

      If after the third anniversary date hereof the Market Price (as defined below) for GEE shares exceeds $.50 (the "Target Price") (such difference being the "Target Price Excess Amount"), Seller may request in writing (a "Bonus Request") that one fifth of the HR Remaining Shares be deemed to be sold (a "Deemed Sale") in which event, an amount (the "Bonus Amount") equal to the product of 40% of the Target Price Excess Amount multiplied by the number of HR Remaining Shares deemed to be sold shall constitute HR Sales Proceeds. Seller may make no more than one Bonus Request every six months, provided that Seller may make Bonus Requests in amounts equal to one-fourth, one third, one-half and finally the remaining balance of the Remaining HR Shares as to each Bonus Request after the initial Bonus Request.

      For purposes of this Section 1.2:

      "Excluded Sales" shall mean Buyer sales of GEE shares at a price lower than the Target Price, provided that any such sale shall not be deemed an Excluded Sale to the extent after giving effect to such sale the total HR Remaining Shares and total Services Remaining Shares would exceed the total number of GEE shares owned by Buyer after such sale.

      "HR Distributions" mean each dividend or distribution made by GEE with respect to a GEE share after the date hereof, multiplied by the number of Remaining HR Shares immediately prior to the record date for such dividend or distribution.

      "HR Sale Proceeds" means the aggregate net proceeds received by Buyer from the first 2,974,719 HR Shares (as defined below) either sold by Buyer or been subject of a Deemed Sale by Buyer, other than Excluded Sales (as defined above).

      "HR Shares" shall mean GEE shares sold by Buyer that are identified by Buyer as such in writing in a notice delivered by Buyer to Seller within 10 days of such sale. If no notice is delivered by Buyer within such period, the number of HR Shares sold in such sale shall equal the number of GEE shares sold in such sale, multiplied by a fraction, the numerator of which is the number of Remaining HR Shares immediately prior to such sale and the denominator of which is the combined number of Remaining HR Shares and Remaining Services Shares immediately prior to such sale.

      "Market Price" shall mean the average closing sale price for GEE shares on the principal trading market for GEE shares for the 20 trading days immediately prior to the Bonus Demand.

      "Net Share Proceeds" shall mean the sum of (a) all HR Sale Proceeds (as defined above) and (b) all HR Distributions (as defined above).

      "Remaining Services Shares" has the meaning set forth in that certain Stock Purchase Agreement of even date herewith by and between the Seller and Trinity HR Services, LLC.

      "Remaining HR Shares" at the date of determination means 2,974,719 minus the number of HR Shares sold or which have been subject of a Deemed Sale by the Buyer prior to such date.

      For purposes of this Section 1.2, GEE shares held by an affiliate of Buyer shall be deemed to be held by Buyer if Buyer and Seller amend this Agreement to provide that such GEE shares shall be subject hereto.

      The Target Price and shares numbers herein shall be appropriately adjusted in the event of any stock split, reverse stock split, dividend of GEE shares, or similar stock event after the date hereof.

      Buyer shall expend commercially reasonable efforts to maximize its net profits with respect to sales of GEE shares, provided Buyer shall not be liable to Seller with respect hereto other than as to sales which evidence bad faith on the part of Buyer or a breach of Buyer's duty of good faith and fair dealing.

                                    ARTICLE 2.
                     REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that, other than as previously disclosed in writing to Buyer:

      2.1   Authority; No Conflict or Default.

      (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on behalf of Seller. This Agreement has been duly executed and delivered by Seller.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Seller, or (B) any resolution adopted by the members of Seller; or (ii) contravene, conflict with, or result in a violation of, or give any natural person, partnership, limited liability company, corporation, joint venture, trust, association or any other entity, domestic or foreign ("Person"), including any foreign, federal, state, local or other governmental, statutory or administrative authority or regulatory body, self-regulatory organization or any court, tribunal or judicial or arbitral body ("Governmental Body"), the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Seller may be subject.

      2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").


      2.3 Title to Shares. The delivery to Buyer of the Shares as contemplated in this Agreement will transfer to Buyer valid title thereto, free and clear of all Encumbrances. The Shares are owned of record and beneficially by Seller, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon an certificate representing Shares. For purposes hereof "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or similar encumbrance or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (other than restrictions under applicable federal and state securities laws or contained in GEE's organizational and other governing documents).

      2.4   Litigation.    There  is  no  action, suit, proceeding, mediation,
inquiry, dispute or investigation of any kind or nature pending, or, to Seller's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby.

      2.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

                                   ARTICLE 3.
                     REPRESENTATIONS AND WARRANTIES OF BUYER

      As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

      3.1   Organization  and  Good  Standing.    Buyer is a limited liability
company, validly existing and in good standing under the laws of Kentucky.

      3.2   Authority; No Conflict.

      (a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Buyer, or (B) any resolution adopted by the members of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Buyer may be subject.

      3.3 Required Consents. Buyer is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Exchange Act.

      3.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Buyer's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

      3.5 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")), thereof. Buyer understands that the Shares have not been registered under the Securities Act or State securities laws and cannot be sold unless subsequently registered under the Securities Act and/or State securities laws or an exemption from such registration is available.

      3.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

      3.7 Financial Capability. Buyer has, and at the Closing will have, sufficient internal funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

      3.8 Solvency. Immediately after giving effect to the acquisition of the Shares contemplated by this Agreement: (i) the fair saleable value of the assets of Buyer will be greater than the total amount of its liabilities; (ii) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and (iii) Buyer will have adequate capital to carry on its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer.

      3.9 Own Investigation. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and business of GEE and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation (and not on Seller, except as provided in Article 2).

      3.10 Nature of Buyer. Buyer (a) is an "accredited investor" within the meaning of Rule 501(a) as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                                   ARTICLE 4.
                              GENERAL PROVISIONS

      4.1 Binding Agreement; Assignment. This Agreement and the rights of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party.

      4.2 Entire Agreement; Amendment. This Agreement constitutes the entire Agreement and understanding between the parties hereto and supersedes and revokes any prior agreement or understanding relating to the subject matter of this Agreement. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon the other party unless reduced to writing and signed by the party against whom such change, amendment, termination or waiver is sought to be enforced.

      4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

      4.4 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

      4.5 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

      4.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns, any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement.

      IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
    --------------------------
Title: Manager


SELLER:
TRINITY HR, LLC


BY: /s/ Brandon Simmons
    -----------------------
TITLE: Manager

EXHIBIT 7.6


                                  PROMISSORY NOTE

$484,900	                                               August 21, 2012

This Promissory Note is made by LEED HR, LLC, a Kentucky limited liability company (the "Maker") for the benefit of Trinity HR, LLC, a Kentucky limited liability company ("Holder").

      1.   PAYMENT.

      Maker hereby promises to pay to Holder, or assigns, $484,900, plus interest accrued at an annual rate of one percent (1%), not later than January 21, 2014 (the "Maturity Date"). Maker shall make monthly payments of accrued interest on the 3rd day of each month. The Maturity Date shall be accelerated if Maker either (i) sells a number of shares of common stock of General Employment Enterprises, Inc. ("GEE Shares") in a transaction or series of related transactions which yields it net proceeds of more than 150% of the balance due on this Note, or (ii) exchanges his GEE Shares in connection with a merger of GEE with or into another company and in connection therewith it receives publicly traded shares, and Maker (with its affiliates) no longer enjoys the power to elect a majority of the members of the Board of Directors of GEE or the surviving company. In addition, Maker shall pay to Holder one-half of the net proceeds of any sales of GEE Shares he makes yielding aggregate proceeds to Maker in excess of $250,000 in any twelve-month period.

      Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

      No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

      Maker shall have the right to prepay this note without penalty or charge of any kind.

      2.   DEFAULT.

      (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

          (i) Maker shall fail to pay the principal or interest of this Note within 10 days of such becoming due;

          (ii)  Maker   shall   materially   breach   any   term,   provision,
representation, warranty, or covenant under this Note and fail to cure such default within 30 days (unless such default in incurable);

          (iii) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

           (iv) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

           (v) Maker shall own a number of GEE shares such that the fair value of such shares is less than 150% of the amount payable under this Note ("fair value" meaning the higher of the value of Maker's GEE shares based upon'
(i) the average closing price of GEE shares for the prior twenty trading days, or (ii) the reasonably anticipated price GEE would sell for in a sale of the entire company between a willing buyer and a willing seller;

           (vi) Maker shall grant to any other person rights to dividends or other distributions with respect to any GEE shares; or

           (vii) Maker's liabilities, including the liabilities hereunder, hereby, shall exceed Maker's assets, and Holder shall not have consented to such Event of Default (provided Holder shall not unreasonably without its consent to the action described in clause (v) above), then, and in any such event, Holder, at its option and with written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent(18%) per annum or the maximum interest rate permitted by applicable law.

      Maker shall give Holder prompt written notice of any Event of Default, or set of circumstances which may reasonably be anticipated to result in an Event of Default.

      (b) No course of dealing or delay on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

      (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

      (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

      3.   Governing Law.   This  Note  shall  be governed by and construed in
accordance with the domestic laws of the Commonwealth of Kentucky.

      4. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

      5. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      6. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

      IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

LEED HR, LLC


BY: /s/ Michael Schroering
    --------------------------
    Michael Schroering, Manager